A.B.
3/10

UNI[illegible]
SECURITIES AND [illegible]
Washington, D.C. [illegible]

08029440

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Merchant Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Boylston St, Suite 203
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Carr 401-529-0704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow & Company, P.C.
(Name – *if individual, state last, first, middle name*)

Greenbriar Business Park, Two Bridgewater Rd, (Address) Farmington, (City) CT (State) 06032 (Zip Code)

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sean Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Merchant Financial Services, Inc, as of Dec 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boston Merchant Financial Services, Inc.
Financial Statements
December 31, 2007 and 2006

Contents

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Report of Independent Public Accounting

To the Board of Directors
Boston Merchant Financial Services, Inc.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Boston Merchant Financial Services, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5(g)(1) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Merchant Financial Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company PC

Certified Public Accountants

February 13, 2008

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Boston Merchant Financial Services, Inc.
Statements of Financial Condition
December 31, 2007 and 2006

ASSETS

	2007	2006
Current assets:		
Cash and cash equivalents	$ 43,884	$ 77,015
Prepaid expenses	0	15,640
Other receivables	0	8,120
	$ 43,884	$100,775

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current liabilities:		
Accounts payable	$ 121	$ 14
	121	14
Stockholders' equity:		
Common stock, no par value (stated value $10); 5,000 shares authorized, 1,000 shares issued	10,000	10,000
Additional paid-in capital	40,000	0
Retained earnings	7,137	104,135
Less: Treasury stock, at cost, 250 shares	(13,374)	(13,374)
Total stockholders' equity	43,763	100,761
Total liabilities and stockholders' equity	$ 43,884	$100,775

The accompanying accountants' report and notes are an integral part of these financial statements.

Boston Merchant Financial Services, Inc.
Statements of Income (Loss)
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Incentive income	$ 7,600	$ 6,234
Distributor income	(80)	37,822
Total revenues	7,520	44,056
Expenses:		
Professional fees	13,000	17,305
Regulatory expense	2,292	1,745
Other taxes	250	218
Registrations and fees	78	999
Office expense	36	86
Insurance expense	0	12,448
Royalty	0	5,393
Total expenses	15,656	38,194
Net income (loss) before other items	(8,136)	5,862
Other income (expenses):		
Miscellaneous income	36,146	2,103
Interest income	620	2,822
Bad debt expense	0	(75,793)
Net income (loss)	$28,630	$(65,006)

The accompanying accountants' report and notes are an integral part of these financial statements.

Boston Merchant Financial Services, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2007 and 2006

	Common Stock		Treasury Stock		Paid in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Equity
Balance, December 31, 2005	1,000	$10,000	(250)	$ (13,374)	$ 0	$169,141	$ 0	$165,767
Comprehensive income								
Contributed capital								
Net loss						(65,006)		(65,006)
Other comprehensive income:								
Unrealized gain on securities:								
Unrealized holding gains arising during period								0
Total comprehensive income								(65,006)
Shareholder distributions	0	0	0	0	0	0	0	0
Balance, December 31, 2006	1,000	10,000	(250)	(13,374)	0	104,135	0	100,761
Comprehensive income								
Contributed capital					40,000			40,000
Net income						28,630		28,630
Other comprehensive income:								
Unrealized gain on securities:								
Unrealized holding gains arising during period								0
Total comprehensive income								28,630
Shareholder distributions	0	0	0	0	0	(125,628)	0	(125,628)
Balance, December 31, 2007	1,000	$10,000	(250)	$(13,374)	$40,000	$ 7,137	$ 0	$ 43,763

The accompanying accountants' report and notes are an integral part of these financial statements.

Boston Merchant Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2007 2006

	2007	2006
Cash Flows from Operating Activities:		
Net income (loss)	$ 28,630	$ (65,006)
Adjustments to reconcile net income (loss) to net cash provided (used by) operating activities:		
Decrease (increase) in prepaid expenses	15,640	(15,248)
Decrease (increase) in other receivables	8,120	(1,549)
Decrease in due from affiliate	0	67,686
Increase (decrease) in accounts payable	107	(3,458)
Decrease in accrued expenses	0	(250)
Net cash provided (used by) operating activities	52,497	(17,825)
Cash Flows from Financing Activities:		
Contributed capital	40,000	0
Distribution to shareholders	(125,628)	0
Net cash provided (used by) financing activities	(85,628)	0
Net decrease in cash and cash equivalents	(33,131)	(17,825)
Cash and cash equivalents, beginning of year	77,015	94,840
Cash and cash equivalents, end of year	$ 43,884	$ 77,015
Supplemental Disclosures:		
Cash paid during the year for:		
Interest	$ 0	$ 0
Taxes	$ 0	$ 0

The accompanying accountants' report and notes are an integral part of these financial statements.

1. Nature of Operations:

Boston Merchant Financial Services, Inc. (the Company) was organized on November 1, 1988 as a Connecticut corporation for the purpose of conducting business as a broker/dealer and selling mutual fund shares to institutional customers located in Connecticut and Massachusetts.

2. Summary of Significant Accounting Policies:

Stock Ownership

During 2007, 100% of the shares of the Corporation were transferred to a new shareholder.

Name Change

Boston Merchant Financial Services, Inc. was formerly T.O. Richardson Securities, Inc. before legally changing its corporate name. The new name became effective on October 3, 2007.

Income Taxes

Under the provisions of the Internal Revenue Code, the Company was taxed as an S Corporation through August 7, 2007. Under such election, the Company's taxable income was passed through to the individual shareholders. However, the Company terminated its S Corporation election effective August 7, 2007 and beginning August 8, 2007, the Company is taxed as a C Corporation.

The Company now accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. At December 31, 2007 there were no differences from book and tax income, therefore there were no deferred taxes.

Cash and cash equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $25,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2007 and 2006 equals $43,763 and $75,767, respectively, which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k) (2) (i) of that rule.

4. Related Parties:

The Company executes transactions and provides distribution services for its customers and the customers of its affiliate, T.O. Richardson Company, Inc. The affiliate provided investment advisory services based upon a formula that monitors market activity.

A royalty agreement existed between the two entities. In accordance with the royalty agreement the Company paid $5,393 to T.O. Richardson Company, Inc. for royalty costs through April 2006. This amount was equal to 95% of net income excluding state income taxes. As of April 26, 2006, T.O. Richardson Company, Inc. sold its assets to an outside unrelated third party and ceased to do business. At this time T.O. Richardson Company, Inc. also withdrew its registration as an investment advisor with the SEC. Therefore, the royalty agreement has ceased to exist.

During 2005, an expense sharing agreement was put into effect to provide a means of allocating overhead costs paid directly by T.O. Richardson Company, Inc. These overhead costs were included in royalty expenses until termination of the royalty agreement. Subsequently this agreement was rewritten effective April 26, 2006. As rewritten the expense sharing agreement was terminated and both parties were released from further obligations thereunder.

At April 26, 2006, T.O. Richardson Company, Inc. owed $75,793 to T.O. Richardson Securities, Inc. This amount was reclassified as bad debt.

BMP Standard, LLC, the sole shareholder of Boston Merchant Financial Services, Inc., is a holding company that also owns Boston Merchant Financial, LLC, a member of NFA which acts as an introducing agent for futures and commodities trading to Futures Commission Merchants.

Boston Merchant Financial Services, Inc.
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Years Ended December 31, 2007 and 2006

	2007	2006
Stockholders' equity	$ 43,763	$100,761
Less: Non-allowable assets	0	23,760
Net capital before haircut on security position	43,763	77,001
Less: Haircut on money market fund investment	0	1,234
Net capital	43,763	75,767
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregate indebtedness of $121 in 2007 and $14 in 2006)	25,000	25,000
Net capital in excess of requirement	$ 18,763	$ 50,767
Ratio of aggregate indebtedness to net capital	0%	0%

NOTE: No differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2007 and 2006 quarterly Focus Reports – Part IIA filing.

Bobrow
& Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Boston Merchant Financial Services, Inc.

In planning and performing our audits of the financial statements and supplemental schedule of Boston Merchant Financial Services, Inc. (the Company), for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bofferow & Company, P.C.
Certified Public Accountants

February 13, 2008

END